SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-13163

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Res-Care, Inc. Retirement Savings Plan

for Puerto Rico Employees

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

RES-CARE, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered
Public Accounting Firm Thereon)

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

Table of Contents

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Plan Administrator
ResCare, Inc. Retirement Savings Plan for Puerto Rico Employees

We have audited the accompanying statements of net assets available for benefits of the ResCare, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy & Bressler, LLP

Louisville, Kentucky
June 27, 2008

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS

Investments, at fair value	$1,394,330	$1,366,888

Net assets available for benefits at fair value	1,394,330	1,366,888

Adjustment from fair value to contract value for fully benefit responsive investment contracts	6,937	10,253

Net Assets Available For Benefits	$1,401,267	$1,377,141

See accompanying independent auditor’s report and notes to financial statements

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

Additions To Net Assets Attributed To:
Investment income:
Net appreciation in fair value of investments	$38,191
Interest and dividends	60,426

98,617

Contributions:
Employer	64,849
Participants’	93,150

157,999

Total additions	256,616

Deductions From Net Assets Attributed To:
Benefits paid	209,823
Administrative expenses	15,593
Participant loan distributions	7,074

Total deductions	232,490

Net increase	24,126

Net Assets Available For Benefits:

Beginning of Year	1,377,141

End of Year	$1,401,267

See accompanying independent auditor’s report and notes to financial statements

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A–DESCRIPTION OF PLAN

The following description of the Res-Care, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – Effective January 1, 1996, the Plan was adopted as a defined contribution plan covering certain employees of Res-Care, Inc. (the Company) employed in Puerto Rico who work 1,000 hours or more during a calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Trustee and Custodian – Banco Popular de Puerto Rico, a local financial institution in Puerto Rico, serves as the Trustee for the Plan due to local requirements regarding benefit disbursements. Effective September 22, 2007, the Plan appointed Orchard Trust Company, LLC as the custodian and Great-West Life Retirement Services as recordkeeper of the Plan, superseding U.S. Bank, N.A.

Contributions – Each year, participants may contribute up to the lesser of 10 percent of pretax annual compensation or $8,000, as defined in the Plan. The Company provides a discretionary contribution. Currently, the Company matches 100 percent of the first 3 percent and 50 percent of the next 2 percent of base compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants are immediately vested in their contributions and the Company matching contributions plus actual earnings thereon.

Participants’ Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) investment earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1 percent. Principal and interest are paid ratably through payroll deductions at each regular pay period.

Payment of Benefits – Upon termination of service, a participant may elect to receive a lump-sum amount in cash equal to the value of the participant’s vested interest in his or her account, or a direct rollover into another qualified plan. Benefits are also paid upon retirement, death or disability.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS–CONTINUED

December 31, 2007

NOTE A–DESCRIPTION OF PLAN–CONTINUED

Forfeitures – Any forfeitures of terminated participants’ nonvested accounts are available to reduce the amount of employer matching contributions. For these purposes, all Trust Fund earnings and net gain or loss attributable to a forfeiture shall be treated as part of that forfeiture. During 2007, no portion of the employer contributions recorded on the Statement of Changes in Net Assets Available for Benefits was reduced by forfeitures. Forfeitures available to reduce future employer contributions are $149 as of December 31, 2007.

NOTE B–SIGNIFICANT ACCOUNTING POLICIES

Following are the significant accounting policies followed by the Plan.

Basis of Presentation – The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

Investments – As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Res-Care, Inc. common stock is traded on a national exchange and is valued using the last trading price on the last business day of the plan year. The Plan’s interest in registered investment companies (mutual funds) are stated at fair value as determined by quoted market prices on the last business day of the plan year. The fair value of the Plan’s interest in the common/collective trust fund (stable value fund) is based upon the net asset value of the fund reflecting all investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported by the Plan Custodian. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS–CONTINUED

December 31, 2007

NOTE B–SIGNIFICANT ACCOUNTING POLICIES–CONTINUED

Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

Administration of Plan Assets – The Plan’s assets are held by the Custodian. Contributions are managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the participant loans, which is reimbursed to the Trustee through contributions as determined by the Company.

Payment of Benefits – Benefits are recorded when paid.

Risks and Uncertainties – The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE C–INVESTMENTS

The following table represents the individual investments which exceed 5 percent of the Plan’s net assets:

	December 31,
	2007	2006
Interest in common/collective trust fund (at contract value):
U.S. Bank Stable Asset Fund	$528,999	$569,193

Interest in registered investment companies (at fair value):
T. Rowe Price Equity Income Fund	192,855	207,949
T. Rowe Price Mid Cap Growth Fund	136,844	105,470
M F S Total Return Fund Class A	91,986	124,662
Federated G N M A Fund Institutional Service Shares	87,861	94,893

Common Stock (at fair value):
Res-Care, Inc.	72,737	69,650

Participant loans (at fair value)	180,516	124,100

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS–CONTINUED

December 31, 2007

NOTE C–INVESTMENTS–CONTINUED

During 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

Interest in common/collective trust fund:
U.S. Bank Stable Asset Fund	$22,592

Interest in registered investment companies:
American Funds EuroPacific Growth Fund Class A	532
American Funds Growth Fund of America Class A	236
Federated G N M A Fund Institutional Service Shares	410
First American Investment Funds Equity Index Class Y	314
Franklin Managed Trust Rising Dividends Fund	(200)
M F S Total Return Fund Class A	(4,424)
T. Rowe Price Equity Income Fund	(6,407)
T. Rowe Price Mid Cap Growth Fund	7,313
Lord Abbott Small Cap Fund Class A	(2,563)

Common stock:
Res-Care, Inc.	20,388

$38,191

NOTE D–RELATED PARTY TRANSACTIONS

Plan assets totaling $72,737 are invested in the common stock of Res-Care, Inc., a related party. During the year ended December 31, 2007, the Plan had purchases and sales of this investment of approximately $8,000 and $13,000, respectively. In addition, certain administrative functions are provided by the Company at no cost to the Plan and certain administrative costs incurred by the Plan are paid by the Company. These transactions qualify as party-in-interest transactions.

NOTE E–PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS–CONTINUED

December 31, 2007

NOTE F–INCOME TAXES

A determination letter dated January 1, 1997 has been received from the Internal Revenue Service stating that the Plan and the related trust qualified under the Internal Revenue Code (IRC) and, therefore, are exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE G–RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007.

Net assets available for benefits per the financial statements	$1,401,267
Less: Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(6,937)

Net assets available for benefits per the Form 5500	$1,394,330

The following is a reconciliation of total additions per the financial statements to the Form 5500 as of December 31, 2007.

Total additions per the financial statements	$256,616
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,316

Total additions per the Form 5500	$259,932

NOTE H–RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”) effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement increases consistency and comparability in fair value measurements and expands disclosures about fair value measurements. In February 2008, FASB Staff Position No. 157-2 deferred the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the provisions of FAS 157 and does not expect the adoption to have a material impact on the Plan’s financial statements.

SUPPLEMENTARY SCHEDULE

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 61-0875371   Plan: 003

December 31, 2007

	Identity of Issue, Borrower,		Current
(a)	Lessor, or Similar Party (b)	Description of investment (c)	Value (e)

	Orchard Trust Company, LLC	American Funds EuroPacific Growth Fund Class A – 153 shares	$7,792
	Orchard Trust Company, LLC	American Funds Growth Fund of America Class A – 738 shares	25,091
	Orchard Trust Company, LLC	Federated G N M A Fund Institutional Service Shares – 8,068 shares	87,861
	Orchard Trust Company, LLC	First American Investment Funds Equity Index Class Y – 1,052 shares	28,046
	Orchard Trust Company, LLC	Franklin Managed Trust Rising Dividends Fund – 108 shares	3,647
	Orchard Trust Company, LLC	Lord Abbott Small Cap Fund Class A – 1,610 shares	44,892
	Orchard Trust Company, LLC	M F S Total Return Fund Class A – 6,036 shares	91,986
	Orchard Trust Company, LLC	T. Rowe Price Equity Income Fund – 6,878 shares	192,855
	Orchard Trust Company, LLC	T. Rowe Price Mid Cap Growth Fund – 2,398 shares	136,844
	Orchard Trust Company, LLC	U.S. Bank Stable Asset Fund – 14,197 shares	522,063
*	Orchard Trust Company, LLC	Res-Care, Inc. Common Stock – 2,196 shares	72,737
*	Participant Loans	Interest rates 5% - 10.5% per annum, various maturities	180,516

			$1,394,330

*  Denotes party-in-interest

Cost information (column (d)) is not required due to Plan being participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RES-CARE, INC.

By:	/S/ Ralph G. Gronefeld, Jr.
Ralph G. Gronefeld, Jr.
President and Chief Executive Officer

By:	/S/ David W. Miles
David W. Miles
Executive Vice President and
Chief Financial Officer

Date:  June 27, 2008

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm